Receipt

SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D. C.

03003912

February 12, 2003

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FEB 14 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated February 12, 2003 announcing that Wanadoo denies the information published in "Le Figaro" regarding plans to sell certain subsidiaries.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji (aaw)

dlw 3/19

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1

82-5050

82-5150

wanadoo

Paris, February 12th , 2003

Wanadoo denies studying the sale from its english and spanish subsidiaries

Wanadoo denies the information published this morning by the French Daily "Le Figaro" saying the sale from Wanadoo's subsidiaries in the United Kingdom and Spain is on the way.
There are no divestiture planned neither for Freeserve, nor for Wanadoo Spain.

Investor Relations:
Vincent Gouley
+33 1 58 88 75 68
Vincent.gouley@wanadoo.com

Press release